Exhibit 14.1

Code of Ethics for Senior Financial Officers

(As appended to the Code of Business Conduct and Ethics of Northwest Pipe Company)

This Code of Ethics (the “Code of Ethics”) applies to all senior financial officers of Northwest Pipe Company (“Covered Persons”). The senior financial officers of the Company include the Chief Executive Officer, the Chief Financial Officer, the Controller, the Assistant Financial Controller and the Assistant Operational Controller.

The Audit Committee shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code of Ethics by the Chief Executive Officer or Chief Financial Officer. Any other violation of this Code of Ethics may result in disciplinary action up to and including termination for cause, and, if warranted, legal proceedings, as determined by the Chief Executive Officer. In determining what action is appropriate in a particular case, the Board of Directors or the Chief Executive Officer shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

This Code of Ethics is required by the United States securities laws and the rules and regulations of the Securities and Exchange Commission as being necessary to deter wrongdoing and to promote:

i.	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

ii.	Full, fair, accurate, timely, and understandable disclosure in reports and documents that a company files with, or submits to, the Commission and in other public communications made by the company.

iii.	Compliance with applicable governmental laws, rules and regulations.

iv.	The prompt internal reporting of violations of this Code of Ethics to an appropriate person or persons identified herein.

As noted above, the Company is required to monitor and audit the effectiveness of this Code. If you have any questions regarding this Code, please refer to your immediate supervisor, or with more difficult questions, please feel free to contact the Chief Financial Officer or the General Counsel. You are entitled, of course, to bring any matter to the Company’s Audit Committee in accordance with the procedures set forth in the Company’s Code of Business Conduct and Ethics.

1. Each Covered Person must avoid any transaction or arrangement that would create a conflict of interest or the appearance of a conflict of interest between personal and professional relationships.

A conflict of interest may be generally defined as a conflict between the Covered Person’s private interests and his or her responsibilities to the Company or an entity with which the Company maintains a relationship. A conflict of interest can also arise when an immediate family member is involved in a transaction or arrangement that in any way casts doubt upon the Covered Person’s independence. An “immediate family member” includes a Covered Person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees) who shares the Covered Person’s home.

2. Covered Persons may only accept items of nominal value as gifts from the Company or any individual or entity that is involved or seeks to become involved in a business relationship with the Company.

Gifts to Covered Persons must be inexpensive, unsolicited and not given with the objective of influencing the Covered Person’s judgment. It is acceptable for a Covered Person to accept meals or other customary forms of entertainment from individuals or entities that are involved or seek to become involved in a business relationship with the Company as long as these items are not provided in order to influence the Covered Person’s business judgment or decision. Under no circumstances is a Covered Person permitted to accept payments, loans, kickbacks, bribes, special privileges or services from anyone. All gifts that exceed, or might be expected to exceed $250.00 in value must be promptly reported to the Company’s Chief Executive Officer to determine whether the gift is appropriate. If there are any questions or borderline cases, Covered Persons should discuss them with the General Counsel.

3. All Covered Persons are responsible for maintaining accurate financial records for the Company.

Covered Persons must closely adhere to the following accounting guidelines:

i.	All assets, liabilities and transactions of the Company should be accurately recorded in accordance with the Company’s record keeping procedures and generally accepted accounting principles;

ii.	No false or misleading entries are permitted to be knowingly made or caused to be made in the Company’s record (including expense reports), even if such entries would not be material to the Company or its operations as a whole; and

iii.	Any entries that are inaccurate, false or irregular should be promptly reported to the Chairman of the Audit committee for an immediate corrective action.

4. Covered Persons must recognize that confidential information is an asset of the Company, and must refrain from using inside information to their personal advantage.

Covered Persons must maintain the confidentiality of information entrusted to them by the Company or its customers or suppliers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers or suppliers, if disclosed.

At its core, the prohibition against insider trading focuses on the buying, selling or trading in securities using non-public information. The prohibition applies to securities of the Company as well as to customers and suppliers of the Company, or any entity with which the Company has a business relationship. Covered Persons should refer to the Company’s insider trading policy for further guidance.

Covered Persons are in a unique position to acquire non-public information about the Company, and such information might influence their decision to buy, sell or trade securities. In addition to refraining from using inside information in making their own investment decisions, Covered persons should also avoid discussing the inside information with friends or immediate family members (whether at home or in the public) or mailing or faxing the inside information to outside sources unless appropriate confidentiality agreements are in place to ensure that material, non-public information is not used improperly.

5. The conduct of Covered Persons should be governed by the highest standards of integrity and fairness. Covered Persons should avoid those situations in which outside personal interests conflict with the Company’s business. These situations include:

i.	Ownership by a Covered Person, or a member of his or her immediate family, of a material financial interest in any outside enterprise that is involved or seeks to become involved in a business relationship with the Company;

ii.	Ownership by a Covered Person, or a member of his or her immediate family, of a material financial interest in any outside enterprise that competes for business with the Company; and

iii.	Outside employment of a Covered Person, or a member of his or her immediate family, whether as a consultant, director, officer, employee or independent contractor, with an entity that is involved or seeks to become involved in a business relationship with the Company.

6. Covered Persons must not (a) take personal advantage of a situation or knowledge acquired through the use of his or her position or the Company’s property, if the situation or knowledge could be used for the Company’s benefit, (b) use his or her position or Company property or information for personal gain, or (c) compete with the Company. Covered Persons owe a duty to the Company to advance its interests whenever the opportunity arises.

7. In drafting periodic reports that are to be filed with the Securities and Exchange Commission, Covered Persons should take all steps necessary to ensure full, fair, accurate, timely and complete disclosure.

i.	Make Sure All Relationships that Could Give Rise to Any Perceived Conflicts are Fully Disclosed. Given the recent focus of lawmakers on a more complete disclosure of any material conflict of interest to the public, it is important to ensure that any transaction that threatens to create the appearance of a conflict of interest is fully disclosed in the Company’s periodic reports.

ii.	Use of MD&A Section to Paint a Complete Picture of the Company’s Financial Condition and Results of Operations. A well-written MD&A analysis should be used in order to explain fully all of the key factors, risks and assumptions that support the Company’s business model. While the analysis is far from being an exact science, the MD&A analysis should be used to fully and accurately apprise the investors of the Company’s financial condition and results of operations. Seek Guidance from the Audit Committee. With an increased emphasis on a better conformity with accounting standards, Covered Persons should understand the needs of the Audit Committee, and understand the means of contacting the Audit Committee directly, to ensure that accounting standards are being applied uniformly and that the Company’s disclosure is supported by sound judgment and analysis.

iii.	Provide Management with Ample Time to Review and Comment on Disclosure Documents. In an effort to meet periodic reporting deadlines, the Company’s management should be provided with an adequate opportunity to review each disclosure document and to assess its completeness and accuracy. Covered Persons should focus on completing the financial disclosure in periodic reports well ahead of the timing deadlines to allow more time for review by management and auditors.

8. Covered Persons must comply with all laws and regulations that apply to the Company’s business.

All Covered Persons should understand those laws that apply to them in the performance of their duties and ensure that their decisions and actions are conducted in conformity with those laws. Any violation of the applicable laws can subject the Company or the implicated Covered Person to liability. Any inquiries relating to compliance with applicable laws and regulations should be directed to the Company’s General Counsel.